RECEIVED

2007 FEB -2 A 11:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st February 2007

SEC No. 82-34679

07020765

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

December 29th, January 10th, 10th, 12th, 12th, 23rd, 26th, 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

PROCESSED

FEB 07 2007

THOMSON FINANCIAL

TELEPHONE BETTING
Debit 0800 44 40 40
Credit 0800 289 892

INTERNET BETTING
Racing/Sports www.williamhill.co.uk
Mobile Internet wap.willhill.com/
On-line Casino www.williamhillcasino.com
On-line Casino www.williamhillpoker.com

RETAIL BETTING
Over 1500 shops throughout the UK.
Customer Helpline 08705 18 17 15

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 December 2006 12:16
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 FEB -2 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Total Voting Rights

RNS Number:7935O
William Hill PLC
29 December 2006

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive's transitional provision six we would like to notify the market of the following:

At 12pm on 29 December 2006 William Hill PLC had 352,900,174 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 8,731,079 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 January 2007 10:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 FEB -2 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:2763P
William Hill PLC
10 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
151,500	FPM	MELLON BANK
141,100	FPM	NORTHERN TRUST LONDON
29,800	FPM	BANK OF NEW YORK BRUSSELS
0	FPM	JP MORGAN BOURNEMOUTH
1,624,182	FMRCO	BROWN BROTHERS HARRIMAN AND CO
9,265,281	FISL	JP MORGAN BOURNEMOUTH
915,904	FIL	JP MORGAN BOURNEMOUTH
1,150,581	FII	JP MORGAN, BOURNEMOUTH
96,800	FII	BANK OF NEW YORK EUROPE LDN
13,375,148		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(4,255,751)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

10 January 2007

12. Total holding following this notification

13,375,148

13. Total percentage holding of issued class following this notification

3.79%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

10 January 2007

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

+

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 January 2007 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 FEB -2 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Trading Statement

RNS Number:2593P
William Hill PLC
10 January 2007

WILLIAM HILL PLC

FULL YEAR TRADING UPDATE

William Hill PLC ('the Group') expects to announce profits before interest and taxation in line with the market consensus for the 52 weeks ended 26 December 2006.

The Board is confident about the prospects for the Group in 2007 and is well prepared for the implementation of the Gambling Act from September 2007.

The Board is optimistic that the Group will see further progress internationally, with the recent awards to our joint venture with Codere of 55 retail and two remote licences in Italy. In addition, the Group and Codere are planning to apply for a sports betting licence in the region of Madrid which has recently issued regulations to allow sports betting.

The Group expects to announce its preliminary results for the year ended 26 December 2006 on 5 March 2007.

Contacts:

David Harding, Chief Executive Officer	020 8918 3910
Simon Lane, Group Finance Director	020 8918 3910
James Bradley/ Phoebe Buckland, Brunswick	020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Statement re Treasury Shares

RNS Number:4743P
William Hill PLC
12 January 2007

12 January 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 12 January 2007, 2,609 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,902,783 ordinary shares in issue, in addition 8,728,470 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFVRLIIFLID

RECEIVED
2007 FEB -2 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 January 2007 16:34
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:4745P
William Hill PLC
12 January 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 12 January 2007 William Hill PLC had 352,902,783 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 8,728,470 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRQLLFFDFBXBBF

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	23 January 2007 13:46
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

RECEIVED
2007 FEB -2 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:9981P
William Hill PLC
23 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Baillie Gifford & co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

19 January 2007

11. Date company informed

23 January 2007

12. Total holding following this notification

20,975,407

13. Total percentage holding of issued class following this notification

6.09%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

23 January 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of

business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGGZMFFZGNZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Statement re Treasury Shares

RNS Number:2320Q
William Hill PLC
26 January 2007

26 January 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 26 January 2007, 3,464 Ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,906,247 ordinary shares in issue, in addition 8,725,006 ordinary shares are held in treasury.

Enquiries:

Helen Grantham   Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSILFFELVIRFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 January 2007 10:18
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:4373Q
William Hill PLC
31 January 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 31 January 2007 William Hill PLC had 352,906,247 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 8,725,006 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

END